Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 32-A-I dated November 21, 2008	Term sheet to Product Supplement No. 32-A-I Registration Statement No. 333-155535 Dated December 1, 2008; Rule 433

Structured Investments	JPMorgan Chase & Co.
$
Principal Protected Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index and the S&P GSCITM Excess Return Index due December 28, 2011

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing December 28, 2011*.
  Cash payment at maturity of principal plus the Additional Amount, as described below.
  The notes are designed for investors who seek exposure to any appreciation of a weighted basket consisting of a domestic index, two international indices and a commodity index over the term of the notes. Investors should be willing to forgo interest and dividend payments while seeking full principal protection at maturity.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes are expected to price on or about December 22, 2008 and are expected to settle on or about December 29, 2008.

Key Terms

Basket:

The notes are linked to a weighted basket consisting of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index and the S&P GSCITM Excess Return Index (each a “Basket Index,” and collectively, the “Basket Indices”).

Component Weightings:

The S&P 500® Index Weighting (“S&P 500 Weighting”) is 40%, the Dow Jones EURO STOXX 50® Index Weighting (“EURO STOXX Weighting”) is 20%, the Nikkei 225 Index Weighting (“Nikkei 225 Weighting”) is 20% and the S&P GSCITM Excess Return Index Weighting (the “S&P GSCI Commodity Weighting”) is 20% (each a “Component Weighting,” and collectively, the “Component Weightings”).

Payment at Maturity**:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount**:	The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 × the Basket Return × the Participation Rate; provided that the Additional Amount will not be less than zero.
Participation Rate:	At least 28%. The actual Participation Rate will be determined on the pricing date and will not be less than 28%.
Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date, which is expected to be on or about December 22, 2008.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:	The Basket Closing Level on any trading day will be calculated as follows:
100 × [1 + (S&P 500 Return × S&P 500 Weighting) + (EURO STOXX Return × EURO STOXX Weighting) + (Nikkei 225 Return × Nikkei 225 Weighting) + (S&P GSCI Commodity Return × S&P GSCI Commodity Weighting)]

Each of the S&P 500 Return, the EURO STOXX Return, the Nikkei 225 Return and the S&P GSCI Commodity Return reflects the performance of the relevant Basket Index, expressed as a percentage, from its closing level on the pricing date to its closing level on such trading day. For additional information, see “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 32-A-I.

Observation Date:	December 22, 2011*
Maturity Date:	December 28, 2011*
CUSIP:	48123LXC3
*	Subject to postponement in the event of a market disruption event as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 32-A-I.

**

Subject to the impact of a commodity hedging disruption event. For more information about the impact of a commodity hedging disruption event, see “Description of Notes — Payment at Maturity” and “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event” in the accompanying product supplement no. 32-A-I.

Investing in the Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-11 of the accompanying product supplement no. 32-A-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 32-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2)

If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $20.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes.  The actual commission received by JPMSI may be more or less than $20.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI exceed $25.00 per $1,000 principal amount note. See “Plan of Distribution” beginning on page PS-120 of the accompanying product supplement no. 32-A-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.  The notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

JPMorgan

December 1, 2008

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 32-A-I dated November 21, 2008. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. Notwithstanding any statements to the contrary set forth in the accompanying product supplement no. 32-A-I, we will not have the right to accelerate payment on your notes in the event of a hedging disruption event as described under “General Terms of Notes - Consequences of a Commodity Hedging Disruption Event” in the accompanying product supplement no. 32-A-I. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 32-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 32-A-I dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000119312508241186/d424b21.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 × the Basket Return × the Participation Rate†, provided that this payment (the Additional Amount) will not be less than zero.
  † The Participation Rate will be determined on the pricing date and will not be less than 28%.
  DIVERSIFICATION OF THE BASKET INDICES — The return on the notes is linked to a weighted basket consisting of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index and the S&P GSCITM Excess Return Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The Dow Jones EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland, and/or Dow Jones & Company, Inc., a Delaware corporation, New York, USA (the “Licensors”), which are used under license. The notes are in no way sponsored, endorsed, sold or promoted by the Licensors and neither of the Licensors shall have any liability with respect thereto. The Nikkei 225 Index consists of 225 component stocks listed on the First Section of the Tokyo Stock Exchange and therefore are among the most actively traded on that exchange. The S&P GSCI™ Excess Return Index, is a composite index of commodity futures returns, calculated, maintained and published daily by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. The S&P GSCI™ Excess Return Index is a world production-weighted index that is designed to reflect the relative significance of principal non-financial commodities (i.e., physical commodities) in the world economy. The S&P GSCI™ Excess Return Index represents the return of a portfolio of the futures contracts for the underlying commodities. For additional information about each Basket Index, see the information set forth under “S&P 500® Index,” “The Dow Jones EURO STOXX 50® Index,” “The Nikkei 225 Index” and “The GSCI Indices” in the accompanying product supplement no. 32-A-I.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 32-A-I. Subject to the limitations described therein, in the opinion of our special tax counsel, Sidley Austin LLP, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we will not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, the deductibility of which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes’ adjusted issue price.
  Subject to certain assumptions and representations received from us, the discussion in this section entitled “Taxed as Contingent Payment Debt Instruments”, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide that comparable yield, and the related projected payment schedule, in the pricing supplement for the notes, which we will file with the SEC. If the notes had priced on November 25, 2008 and we had determined the comparable yield on that date, it would have been an annual rate of 5.43%, compounded semi-annually. The actual comparable yield that we will determine for the notes may be more or less than 5.43% and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the notes.

JPMorgan Structured Investments —
Principal Protected Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index and the S&P GSCITM Excess Return Index

TS-1

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in any of the equity securities of the Basket Indices (other than the S&P GSCITM Excess Return Index) or the exchange-traded futures contracts included in the S&P GSCITM Excess Return Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 32-A-I dated November 21, 2008.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.
  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in the equity securities or exchange-traded futures contracts, as applicable, composing the Basket Indices or contracts related to the Basket Indices. If the Ending Basket Level does not exceed the Starting Basket Level, the Additional Amount will be zero. This will be true even if the value of the Basket was higher than the Starting Basket Level at some time during the term of the notes but falls below the Starting Basket Level on the Observation Date.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.’s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  THE PARTICIPATION RATE COULD LIMIT RETURNS — Your investment in the notes may not perform as well as an investment in a different security whose return is based on the performance of the Basket. Your ability to participate in any appreciation of the Basket as measured by the Ending Basket Level and the Starting Basket Level will be limited by the Participation Rate. Accordingly, if the Participation Rate is 28%, you will only participate in 28% of any Basket performance above the Starting Basket Level. The actual Participation Rate will be set on the pricing date and will not be less than 28%.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS OR RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of equity securities composing the Basket Indices (other than the S&P GSCI™ Excess Return Index) or rights that holders of the exchange-traded futures contracts on the commodities underlying the S&P GSCI™ Excess Return Index would have.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES — The commodity futures contracts that underlie the S&P GSCITM Excess Return Index are subject to extensive statutes, regulations, and margin requirements. The Commodity Futures Trading Commission (“CFTC”( and the exchanges on which such futures contracts trade, are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading.] The regulation of commodity transactions in the U.S. is subject to ongoing modification by government and judicial action. The effects of any future regulatory change on the value of the notes is impossible to predict, but could be substantial and adverse to the interests of noteholders. For example, the United States House of Representatives and the United States Senate have considered legislation that may, if enacted, among other things, require the CFTC to adopt rules that would subject us to position limits on positions in commodity futures contracts. In addition, upon the occurrence of legal or regulatory changes that the calculation agent determines have interfered with our or our affiliates’ ability to hedge our obligations under the notes, or if for any other reason we or our affiliates are unable to enter into or maintain hedge positions the calculation agent deems necessary to hedge our obligations under the notes, we have the right, but not the obligation, to adjust your payment at maturity as described under “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event” in the accompanying product supplement no. 32-A-I. For additional information, see “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event” in the accompanying product supplement no. 32-A-I.
  WE ARE CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE S&P 500® INDEX — We are currently one of the companies that make up the S&P 500® Index. To our knowledge, we are not currently affiliated with any other issuers the equity securities of which are included in the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index or the notes.
  NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. Dollar and the currencies in which the equity securities composing the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index are denominated, although any currency fluctuations could affect the performance of these Indices. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. Dollar over the term of the notes, you will not receive any additional payment or incur any reduction in payment at maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

JPMorgan Structured Investments —
Principal Protected Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index and the S&P GSCITM Excess Return Index

TS-2
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Basket Indices;
    the time to maturity of the notes;
    the dividend rate on the equity securities underlying the Basket Indices (other than the S&P GSCI™ Excess Return Index);
    the market price of the physical commodities upon which the futures contracts that compose the S&P GSCI™ Excess Return Index are based or the exchange-traded futures contracts on such commodities;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, geographical, agricultural, meteorological, regulatory or judicial events that affect the equity securities of the Basket Indices (other than the S&P GSCI™ Excess Return Index) or the exchange-traded futures contracts included in the S&P GSCI™ Excess Return Index, or stock markets or commodities markets generally;
    the exchange rate and volatility of the exchange rate between the U.S. Dollar, the European Union Euro and the Japanese Yen; and
    our credit worthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments —
Principal Protected Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index and the S&P GSCITM Excess Return Index

TS-3

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Basket Return from -80% to +80% and assumes a Participation Rate of 28%. The actual Participation Rate will be determined on the pricing date and will not be less than 28%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Ending Index Level	Index Return	Index Return × Participation Rate	Additional Amount		Principal		Payment at Maturity

180	80%	22.4%	$224	+	$1,000	=	$1,224
170	70%	19.6%	$196	+	$1,000	=	$1,196
160	60%	16.8%	$168	+	$1,000	=	$1,168
150	50%	14.0%	$140	+	$1,000	=	$1,140
140	40%	11.2%	$112	+	$1,000	=	$1,112
130	30%	8.4%	$84	+	$1,000	=	$1,084
120	20%	5.6%	$56	+	$1,000	=	$1,056
110	10%	2.8%	$28	+	$1,000	=	$1,028
105	5%	1.4%	$14	+	$1,000	=	$1,014
100	0%	0%	$0	+	$1,000	=	$1,000
90	-10%	0%	$0	+	$1,000	=	$1,000
80	-20%	0%	$0	+	$1,000	=	$1,000
70	-30%	0%	$0	+	$1,000	=	$1,000
60	-40%	0%	$0	+	$1,000	=	$1,000
50	-50%	0%	$0	+	$1,000	=	$1,000
40	-60%	0%	$0	+	$1,000	=	$1,000
30	-70%	0%	$0	+	$1,000	=	$1,000
20	-80%	0%	$0	+	$1,000	=	$1,000

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120. Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $56 and the final payment at maturity is equal to $1,056 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × [(120-100)/100] × 28%) = $1,056

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 60. Because the Ending Basket Level of 60 is lower than the Starting Basket Level of 100, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 110. Because the Ending Basket Level of 110 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $28 and the final payment at maturity is equal to $1,028 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × [(110-100)/100] × 28%) = $1,028

JPMorgan Structured Investments —
Principal Protected Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index and the S&P GSCITM Excess Return Index

TS-4

Historical Information

The following graphs show the historical weekly performance of each Basket Index as well as the Basket as a whole from January 3, 2003 through November 21, 2008. The graph of the historical Basket performance assumes the Basket level on January 3, 2003 was 100 and that each Basket Index had the component weightings specified in this term sheet on that date. The closing level of the S&P 500® Index on November 28, 2008 was 896.24. The closing level of the Dow Jones EURO STOXX 50® Index on November 28, 2008 was 2430.31. The closing level of the Nikkei 225 Index on November 28, 2008 was 8512.27. The closing level of the S&P GSCITM Excess Return Index on November 28, 2008 was 448.9878. We obtained the various index closing levels and other information below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness.

The historical levels of each Basket Index and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on the Observation Date. We cannot give you assurance that the performance of the Basket Indices will result in the return of more than the principal amount of your notes.

Supplemental Underwriting Information

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this term sheet, which will be the fourth business day following the pricing date of the notes (this settlement cycle being referred to as T+4). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the pricing date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.

JPMorgan Structured Investments —
Principal Protected Notes Linked to a Weighted Basket Consisting of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index and the S&P GSCITM Excess Return Index

TS-5